SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759910102

(CUSIP Number)

December 28, 2015

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 759910102

1	Names of reporting persons Horton Capital Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 3,940,255 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 3,940,255 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 3,940,255 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 10.4% (See Item 4)
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 759910102

1	Names of reporting persons Horton Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 4,449,268 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 4,449,268 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 4,449,268 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (See Item 4)
12	Type of reporting person (see instructions) IA

SCHEDULE 13G

CUSIP No. 759910102

1	Names of reporting persons Joseph M. Manko, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 4,449,268 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 4,449,268 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 4,449,268 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11.7% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 759910102

Item 1(a).	Name of Issuer: Repro Med Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 24 Carpenter Road Chester, NY 10918

Item 2(a).

Name of Person Filing:

This Schedule 13G/A, Amendment No. 3 (the “Statement”) is filed by Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko” and together with HCP and HCM, the “Reporting Persons”), with respect to shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) owned by Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 18, 2014 (the “Agreement”), which is incorporated herein by reference to Exhibit 99.1 to Schedule 13G (“Schedule 13G”) filed on August 18, 2014.  Pursuant to the Agreement, the Reporting Persons agreed to file Schedule 13G and all subsequent amendments to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

Item 2(c).	Citizenship or Place of Organization: Each of HCP and HCM is a Delaware limited liability company. Mr. Manko is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 759910102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.

The percentages used herein are calculated based upon 38,006,667 shares of Common Stock issued and outstanding as of January 8, 2016, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer on January 8, 2016.

As of the close of business on January 19, 2016:

1. HCP

(a) Amount beneficially owned: 3,940,255*

(b) Percent of class: 10.4%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,940,255*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 3,940,255*

2. HCM

(a) Amount beneficially owned: 4,449,268*

(b) Percent of class: 11.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,449,268*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 4,449,268*

3. Mr. Manko

(a) Amount beneficially owned: 4,449,268*

(b) Percent of class: 11.7%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 4,449,268*

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 4,449,268*

* HCPF owns directly 3,940,255 shares of Common Stock.  Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF.  However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM.  HCM also acts as an investment adviser to certain managed accounts.  Under investment management agreements with managed account clients, HCM has investment and voting power with respect to 509,013 shares of Common Stock held in the client managed accounts.  HCP is the general partner of HCPF.  Mr. Manko is the managing member of both HCM and HCP.  By reason of the provisions of Rule 13d-3 of the Act, each of HCM and Mr. Manko may be deemed to beneficially own 4,449,268 shares of Common Stock, and HCP may be deemed to beneficially own 3,940,255 shares of Common Stock held by HCPF.  However 1,000,000 shares of Common Stock issuable upon the exercise of the Warrant, dated August 8, 2014, issued to HCPF are excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes HCPF from exercising the Warrant to the extent that HCPF would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 9.99% of the shares of Common Stock then outstanding.  Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

HCPF and client managed accounts discussed in Item 4 above have the right to receive all dividends from, if any, and the proceeds from the sale of, the shares of Common Stock held by HCPF and client managed accounts, respectively.  The interest of client managed accounts does not exceed 5% of the class of securities covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 19, 2016

Horton Capital Partners, LLC

By:	/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr., Authorized Signatory

Horton Capital Management, LLC

By:	/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr., Authorized Signatory

/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr.